Volaris Reports January 2024 Traffic Results:

88% Load Factor

Mexico City, Mexico, February 5, 2024 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central, and South America, reports its January 2024 preliminary traffic results.

In January 2024, Volaris' ASM capacity decreased by 10.7% year-over-year, while RPMs decreased by 8.9%; the result was a load factor increase of 1.8 pp YoY to 88.0%. Volaris transported 2.5 million passengers during the month, a 13.0% decrease compared to January 2023. Mexican domestic RPMs decreased by 20.1%, while international RPMs increased by 15.1%.

Enrique Beltranena, Volaris' President and CEO said: “The GTF engine accelerated inspections have resulted in a significant reduction in ASMs, particularly within the Mexican domestic market. This reduction has been balanced by increased capacity in international markets following Mexico’s Category 1 upgrade by the United States’ Federal Aviation Administration (FAA). Consequently, the reallocation of capacity has led to improvements in load factors within the Mexican domestic market and robust transborder traffic between Mexico and the U.S.

As highlighted last month, unit revenue growth continues to show strong performance. The shift in trend in total unit revenue that started in the fourth quarter of 2023 was sustained in January 2024. Our booking curves suggest that this positive trend will continue for the upcoming months, in line with our 2024 guidance.”

	January 2024	January 2023	Variance
RPMs (million, scheduled & charter)
Domestic	1,544	1,933	-20.1%
International	1,045	908	15.1%
Total	2,590	2,841	-8.9%
ASMs (million, scheduled & charter)
Domestic	1,722	2,271	-24.2%
International	1,219	1,024	19.0%
Total	2,941	3,295	-10.7%
Load Factor (%, RPMs/ASMs)
Domestic	89.7%	85.1%	4.6 pp
International	85.7%	88.7%	(2.9) pp
Total	88.0%	86.2%	1.8 pp
Passengers (thousand, scheduled & charter)
Domestic	1,772	2,224	-20.3%
International	719	639	12.6%
Total	2,491	2,862	-13.0%

The information included in this report has not been audited and does not provide information on the Company’s future performance. Volaris’ future performance depends on several factors. It cannot be inferred that any period’s performance or its comparison year over year will indicate a similar performance in the future.

Glossary

Revenue passenger miles (RPMs): Number of seats flown by passengers multiplied by the number of miles the seats are flown.

Available seat miles (ASMs): Number of seats available for passengers multiplied by the number of miles the seats are flown.

Load factor: RPMs divided by ASMs and expressed as a percentage.

Passengers: The total number of passengers booked on all flight segments.

Investor Relations Contact

Ricardo Martínez / ir@volaris.com

Media Contact

Israel Álvarez / ialvarez@gcya.net

About Volaris

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or “the Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 231 and its fleet from 4 to 130 aircraft. Volaris offers more than 550 daily flight segments on routes that connect 43 cities in Mexico and 28 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. Volaris has received the ESR Award for Social Corporate Responsibility for fourteen consecutive years. For more information, please visit ir.volaris.com. Volaris routinely posts information that may be important to investors on its investor relations website. The Company encourages investors and potential investors to consult the Volaris website regularly for important information about Volaris.